UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On October 3, 2023, Security Matters PTY Ltd. (“Security Matters”), a wholly owned subsidiary of SMX (Security Matters) Public Limited Company (the “Company”), entered into an Investment Agreement (the “Agreement”) with True Gold Consortium Pty Ltd (“True Gold”), of which Security Matters is a shareholder.

Pursuant to the Agreement, the AUD475,000 of indebtedness as of June 30, 2023 True Gold owes to Security Matters shall be waived by Security Matters in exchange for the issuance of additional shares of True Gold (the “Shares”) such that Security Matters’ holdings in True Gold shall be increased to 51.9% of the total issued and outstanding shares of True Gold, making Security Matters the majority owner of True Gold. Additionally, the existing license agreement as between Security Matters and True Gold was amended to include additional intellectual property of Security Matters to be licensed to True Gold thereunder. Security Matters shall further supply to True Gold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

Pursuant to the Agreement, True Gold shall have the right, within 12 months of the issuance of the Shares to Security Matters, to purchase the Shares from Security Matters for a purchase price to be decided by an external valuator.

The foregoing is a brief description of the Agreement, and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 10.1 to this Form 6-K.

On October 10, 2023, the Company issued a press release to announce the Agreement. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description
10.1*	Investment Agreement dated as of October 3, 2023
99.1	Press release dated October 10, 2023

*	Certain identified information has been excluded from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 10, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer